Exhibit 99.17

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes under the Nineteenth Supplemental Indenture,

ROGERS COMMUNICATIONS CANADA INC.,
as the Guarantor

and

COMPUTERSHARE ADVANTAGE TRUST OF CANADA
(formerly known as BNY Trust Company of Canada),
as Successor Trustee

FIRST AMENDING SUPPLEMENTAL INDENTURE
TO THE NINETEENTH SUPPLEMENTAL INDENTURE

Dated as of April 16, 2025

amending the NINETEENTH SUPPLEMENTAL INDENTURE dated as of
September 21, 2023 to the Indenture dated as of May 26, 2009

FIRST AMENDING SUPPLEMENTAL INDENTURE TO THE NINETEENTH SUPPLEMENTAL INDENTURE dated as of April 16, 2025 (this “First Amending Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called the “Guarantor”) and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada), a trust company existing and licensed under the federal laws of Canada, as trustee.

WHEREAS, the Company and CIBC Mellon Trust Company (the “Former Trustee”) are parties to an indenture dated as of May 26, 2009 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, pursuant to a resignation and appointment agreement between the Trustee, the Former Trustee and the Company dated as of October 19, 2018, the Former Trustee resigned as trustee under the Indenture and the Company appointed BNY Trust Company of Canada, a trust company existing and licensed under the federal laws of Canada (hereinafter called the “Trustee”) to serve as the successor trustee under the Indenture pursuant to the terms thereof;

WHEREAS, the Company, the Guarantor and the Trustee have previously entered into the nineteenth supplemental indenture dated as of September 21, 2023 to the Indenture (the “Nineteenth Series Supplement”), establishing the terms and conditions of the 5.65% Senior Notes due 2026 (the “2026 Notes”);

WHEREAS, Section 802 of the Indenture provides that, upon delivery to the Company and the Trustee of a written notice of a Holder Direction from the Holders of Outstanding Securities of each Series that would be affected by a supplemental indenture (such Holders, the “Affected Holders”), the Company (when authorized by a Board Resolution), the Guarantor and the Trustee may enter into one or more indentures supplemental to the Indenture for the purposes of, among other things, adding any provisions to or changing in any manner any of the provisions of the Indenture or the Securities of such Series;

WHEREAS the Company has, pursuant to the Consent Solicitation Statement dated April 4, 2025 (the “Consent Solicitation Statement”), solicited consents from the Affected Holders with respect to the amendments set forth in Article Two of this First Amending Supplemental Indenture (collectively, the “Amendments”);

WHEREAS, the Board of Directors of the Company has authorized and approved the execution and delivery of this First Amending Supplemental Indenture;

WHEREAS, a written notice of a Holder Direction from the Holders of the 2026 Notes consenting to the Amendments has been delivered;

WHEREAS, the Company has complied with all conditions precedent provided for in the Indenture, as supplemented and amended by the Nineteenth Series Supplement (as so supplemented and amended, the “Supplemented Indenture”) relating to this First Amending Supplemental Indenture;

WHEREAS, the recitals hereto are made by the Company or the Guarantor, as applicable, and not by the Trustee;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

SECTION 101. EFFECT OF FIRST AMENDING SUPPLEMENTAL INDENTURE

This First Amending Supplemental Indenture shall be effective and binding on the Company, the Guarantor, the Trustee and every Holder of the 2026 Notes heretofore or hereafter authenticated and delivered under this First Amending Supplemental Indenture, upon the date on which it is executed by the Company, the Guarantor and the Trustee; provided, however, that the Amendments shall become operative automatically on the date on which the Company pays to the Tabulation Agent (as defined in the Consent Solicitation Statement) the aggregate Consent Fees (as defined in the Consent Solicitation Statement) owed to consenting Affected Holders in accordance with the terms and conditions set forth in the Consent Solicitation Statement (the “Amendment Operative Date”). At all times on and after the Amendment Operative Date, the Indenture and the Nineteenth Series Supplement shall be supplemented and amended in accordance herewith and deemed to be incorporated in, and made a part of, the Indenture and the Nineteenth Series Supplement for all purposes. In the event of a conflict between any provisions of the Nineteenth Series Supplement and this First Amending Supplemental Indenture, the relevant provision or provisions of this First Amending Supplemental Indenture shall govern.

SECTION 102. NINETEENTH SERIES SUPPLEMENT REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Nineteenth Series Supplement, to the extent not inconsistent with the terms and provisions of this First Amending Supplemental Indenture, shall remain in full force and effect.

SECTION 103. INCORPORATION OF NINETEENTH SERIES SUPPLEMENT.

All the provisions of this First Amending Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Nineteenth Series Supplement; and the Nineteenth Series Supplement, as supplemented and amended by this First Amending Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that with respect to the Nineteenth Series Supplement, the provisions of this First Amending Supplemental Indenture are expressly and solely for the benefit of the Holders of the 2026 Notes established under the Nineteenth Series Supplement.

SECTION 104. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Nineteenth Series Supplement or the Indenture, as applicable.

ARTICLE TWO
AMENDMENTS TO THE NINETEENTH SERIES SUPPLEMENT

SECTION 201. SUBSIDIARY EQUITY INVESTMENT

Article Six of the Nineteenth Series Supplement is hereby amended by adding in its entirety the following new Section 607:

“SECTION 607. SUBSIDIARY EQUITY INVESTMENT

For greater certainty, and notwithstanding anything to the contrary set forth in the Indenture, this Supplemental Indenture or the Notes, the Subsidiary Equity Investment (i) is not, and shall not be, subject to (and, accordingly, will not be prohibited by) any of the covenants in Section 601 (Restricted Subsidiaries), Section 602 (Limitation on Secured Debt), Section 603 (Limitation on Sale and Leaseback Transactions), Section 604 (Limitation on Restricted Subsidiary Debt) or Section 803 (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) of this Supplemental Indenture or in Article Seven of the Indenture (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) (collectively, the “Negative Covenants”), (ii) does not, and shall not, reduce or deplete the capacity or amount available under any exception to any of the Negative Covenants, and (iii) does not, and shall not, constitute a Default or Event of Default under the Indenture, this Series Supplement or the Notes.

For the purposes hereof, “Subsidiary Equity Investment” means the entry into, consummation, creation,  assumption, incurrence, guarantee, existence, ongoing administration and performance of any or all of the transactions and obligations contemplated by any or all of (i) the Subscription Agreement, dated as of April 4, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc., Backhaul Network Services Inc. and Maple Connect Issuer LP (the “Subscription Agreement”) and (ii) the Company USA, the Contribution Agreement, the Management Services Agreement, the Backhaul Services Agreement, the IRU Agreement and the RCI Demand Promissory Notes (in each case as defined in the Subscription Agreement), in the case of clauses (i) and (ii), as the same may be amended, supplemented, waived or otherwise modified from time to time.”

ARTICLE THREE
MISCELLANEOUS

SECTION 301. TRUSTEE’S ACCEPTANCE

The Trustee hereby accepts this First Amending Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Nineteenth Series Supplement.

SECTION 302. COUNTERPARTS.

This First Amending Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 303. EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this First Amending Supplemental Indenture to specific Section numbers refer to Sections contained in this First Amending Supplemental Indenture, and not the Indenture, the Nineteenth Series Supplement or any other document.

SECTION 304. SUCCESSORS AND ASSIGNS

All covenants and agreements in this First Amending Supplemental Indenture by the Company and the Guarantor shall bind their respective successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements of the Trustee in this First Amending Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 305. SEPARABILITY CLAUSE.

In case any provision in this First Amending Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 306. BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this First Amending Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders of the 2026 Notes, with respect to the Nineteenth Series Supplement) any benefit or any legal or equitable right, remedy or claim under this First Amending Supplemental Indenture.

SECTION 307. GOVERNING LAW.

This First Amending Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This First Amending Supplemental Indenture shall be subject to the provisions of Trust Indenture Legislation that are required or deemed to be a part of this First Amending Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this First Amending Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

ROGERS COMMUNICATIONS CANADA INC.

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

By:	[REDACTED]
	Name:	[REDACTED]
	Title:	[REDACTED]

Signature pages to the first amending supplemental indenture to the nineteenth supplemental indenture

COMPUTERSHARE ADVANTAGE TRUST OF CANADA, as Trustee

By:	“Bhawna Dhayal”
	Name:	Bhawna Dhayal
	Title:	Vice-President

By:	“Ismail Bawa”
	Name:	Ismail Bawa
	Title:	Authorized Signatory

Signature pages to the first amending supplemental indenture to the nineteenth supplemental indenture